Brandon M. Warrington

Assistant Secretary

One American Road

Dearborn, MI 48126

(531) 910-8465

February 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rolaine S. Bancroft, Shalini Shah and Benjamin Meeks
Telephone No. (202) 551-3313, (202) 551-5942 and (202) 551-7146

Re:	Ford Credit Floorplan Master Owner Trust A Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Amendment No. 2 to Registration Statement on Form SF-3

Filed February 14, 2025

Commission File No. 333-283567

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors" or the "co-registrants") and Ford Credit Floorplan Master Owner Trust A (the "trust"), and in response to the oral comment provided by the staff of the U.S. Securities and Exchange Commission to our counsel, Katten Muchin Rosenman LLP, on a call held on February 12, 2025, together with Amendment No. 2 to the Registration Statement filed on February 14, 2025, we submit the following response.

The numbered paragraph below sets forth your comment in italicized text together with our response. Page references in our response are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 2 to the Registration Statement on Form SF-3.

Use of Proceeds, page 125

1.             In the new language added under “Use of Proceeds” on page 125 of the form of prospectus, you have included a cross-reference to “Plan of Distribution,” but we note that there is no section entitled “Plan of Distribution”. Please confirm you intend for this cross-reference to refer to the section entitled “Underwriting.”

We confirm that the correct cross-reference is to the section entitled “Underwriting,” and we have revised the “Use of Proceeds” section of our form of prospectus to include the correct cross-reference to “Underwriting”. See page 125 of the form of prospectus.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Brandon M. Warrington

Brandon M. Warrington
Assistant Secretary

cc:	Ryan Hershberger, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP

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